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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                       (AMENDMENT NO. 3--FINAL AMENDMENT)

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                             KOLLMORGEN CORPORATION
                            (Name of Subject Company)

                         ------------------------------

                             KOLLMORGEN CORPORATION
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $2.50 Per Share
                         (Title of Class of Securities)

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                                    500440102
                      (CUSIP Number of Class of Securities)

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                                   James Eder
                  Vice President, General Counsel and Secretary
                             Kollmorgen Corporation
                                1601 Trapelo Road
                          Waltham, Massachusetts 02451
                                 (781) 890-5655
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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                                    Copy to:

                              CREIGHTON O'M. CONDON
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 3, the final amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 12, 2000 (the "Schedule 14D-9") by Kollmorgen Corporation, a New York corporation (the "Company"), relating to the Offer by Danaher Corporation, a Delaware corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation ("Purchaser") and a wholly owned subsidiary of Danaher, to purchase all of the issued and outstanding shares of common stock, par value $2.50 per share, of the Company (the "Common Stock"), including the related rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares").

         Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 8.  Additional Information.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

              "The Offer expired at 5:30 p.m., New York City time, on Wednesday, June 14, 2000. Pursuant to the Offer, based upon a preliminary report from the Depositary, Purchaser accepted for payment 9,829,122 Shares, representing approximately 95% of the outstanding Shares (including 81,461 Shares tendered pursuant to guaranteed delivery). On June 15, 2000, Danaher issued a press release announcing the closing of the tender offer and its intention to acquire the remaining Shares through a cash merger, expected to be completed shortly.

              The full text of Danaher's June 15, 2000 press release is attached as Exhibit (a)(7) hereto and incorporated herein by reference."

ITEM 9.  Exhibits.

Exhibit (a)(7)    Press Release issued by Danaher on June 10, 2000 (incorporated by reference to Exhibit (a)(10) to the Schedule TO of Purchaser filed on May 12, 2000, as amended)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2000

                                KOLLMORGEN CORPORATION



                                By:    /s/ James A. Eder
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                                   Name:   James A. Eder
                                   Title:  Vice President, General Counsel
                                           and Secretary